UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

January 25, 2006

Gary W. Kyle
Chief Corporate Counsel
Sempra Energy
101 Ash Street, HQ12A
San Diego, CA 92101-3017

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/25/2006

Re: Sempra Energy
Incoming letter dated December 16, 2005

Dear Mr. Kyle:

This is in response to your letter dated December 16, 2005 concerning the shareholder proposal submitted to Sempra by the Ray T. Chevedden and Veronica G. Chevedden Residual Trust 051401. We also have received letters on the proponent's behalf dated December 19, 2005 and January 18, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Advisor

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Sempra Energy®

Gary W. Kyle
Chief Corporate Counsel

101 Ash Street, HQ12A
San Diego, CA 92101-3017

Tel: 619.696.4373
Fax: 619.696.4443
gkyle@sempra.com

December 16, 2005

Securities Exchange Act of 1934
Rule 14a-8(i)(10)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: John Chevedden/Chevedden Trust Shareholder Proposal --
Shareholder Rights Plan -- Exclusion as Substantially Implemented

Ladies and Gentlemen:

We have received from John Chevedden (acting on behalf of the Ray T. Chevedden and Veronica G. Chevedden Residual Trust 051401) a shareholder proposal for inclusion in the proxy materials for our 2006 Annual Meeting of Shareholders pursuant to the Commission's Shareholder Proposal Rule. The proposal, if approved by our shareholders, would request that our Board of Directors terminate any shareholder rights plan unless approved by shareholders.

As more fully discussed below, our Board of Directors has already completely implemented Mr. Chevedden's proposal to the fullest extent consistent with the California General Corporation Law by which Sempra Energy is governed. Our shareholders rights plan has been terminated and the related rights have expired. In addition, the board has adopted a policy that Sempra Energy will not adopt a rights plan in the future without first submitting the plan to a vote of shareholders unless its fiduciary duties so require. In the event that the adoption of a rights plan without prior submission to shareholders is so required by the board's fiduciary duties, the plan will be submitted to shareholders within twelve months from the date of its adoption. The necessity, under California law, for this limited "fiduciary out" to shareholder submission is supported by the enclosed opinion of the law firm of Latham & Watkins LLP.

Our implementation of Mr. Chevedden's proposal is also entirely consistent with a long line of no action letters issued by the Staff of the Commission. These letters conclude that actions identical to those that we have taken substantially implement shareholder proposals submitted by Mr. Chevedden that are identical to the proposal he has submitted to us. Accordingly, they permit the exclusion of the proposal from our proxy materials pursuant to Rule 14a-8(i)(10) under the Securities Exchange Act of 1934.

In view of the foregoing, we have asked Mr. Chevedden to withdraw his proposal. But he has not responded to our request.

Consequently, we ask the Staff of the Commission to advise us that the Staff will not recommend any action to the Commission in respect of our excluding Mr. Chevedden's shareholder proposal from our proxy materials as having been already substantially implemented.

Background

Shareholder Proposal

Mr. Chevedden's shareholder proposal seeks the termination of our shareholder rights plan (which we have already terminated) or the approval of the plan by our shareholders. It does not specifically address the adoption of future shareholder rights plans.

As he has revised it, Mr. Chevedden's proposal provides:

> RESOLVED, Shareholders request our Board of Directors to redeem any poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of the shares present and voting as a separate ballot item, to be held as soon as may be practicable.

Mr. Chevedden's proposal and related supporting statement as originally submitted to us and as he subsequently revised them are enclosed as Appendices A and B, respectively.

Board Implementation of the Proposal

Our Board of Directors has considered Mr. Chevedden's proposal and, upon the recommendation of its Corporate Governance Committee, has implemented the proposal to the fullest extent consistent with the California General Corporation Law by which Sempra Energy is governed. Our shareholder rights plan has been terminated and the outstanding preferred stock purchase rights issued under the plan have expired.

In addition and although Mr. Chevedden's proposal does not specifically address the issue, our Board of Directors has adopted a policy statement with respect to the adoption of shareholder rights plans in the future. The policy provides that:

> Sempra Energy will submit the adoption of any shareholder rights plan to a shareholder vote before adopting the plan unless the Board of Directors determines that, under then existing circumstances, it is in the best interests of Sempra Energy and its shareholders to adopt the plan without the delay that would be occasioned by submitting it to shareholders. Any plan so adopted without prior submission to shareholders will be submitted to shareholders within 12 months from the date it is adopted.

The "fiduciary out" exception to our policy that permits Sempra Energy to adopt and maintain a shareholders rights plan for up to twelve months before submitting it to shareholders is consistent with the requirements of the California General Corporation Law by which Sempra Energy is governed. It prevents the policy from abrogating the board's statutory duty to act in a manner that it believes to be in the best interests of the corporation and its shareholders. The necessity for this fiduciary out under California law is supported by the enclosed opinion of the law firm of Latham & Watkins LLP addressed to our Board of Directors.

A copy of the resolutions adopted by the Board of Directors implementing Mr. Chevedden's proposal is enclosed as Appendix C.

A copy of the opinion of Latham & Watkins LLP to the Board of Directors with respect to the necessity for the fiduciary out to the board's policy is enclosed as Appendix D.

Request to Mr. Chevedden to Withdraw the Proposal

In view of these implementing actions and the long line of no action letters discussed below that conclude these actions substantially implement Mr. Chevedden's proposal, we have written to Mr. Chevedden requesting that he withdraw his proposal. (A copy of our letter is enclosed as Appendix E.) But Mr. Chevedden has not responded to our request.

Discussion -- Exclusion of the Proposal as Substantially Implemented

Rule 14a-8(i)(10) under the Securities Exchange Act of 1934 permits a company to exclude a shareholder proposal from its proxy materials if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule allowing omission of a proposal that was "moot", and reflects the Staff's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it was substantially implemented. See SEC Release No. 34-20091 (August 16, 1983). It is settled that a company need not comply with every detail of a proposal in order to exclude it under Rule 14a-8(i)(10); differences between a company's actions and the proposal are permitted so long as such actions satisfactorily address the proposal's underlying concerns. See, for example, *Masco Corporation* (March 29, 1999) (permitting exclusion of proposal because the company had "substantially implemented" the proposal by adopting a version of it with slight modifications and a clarification as to one of its terms). Proposals also have been considered "substantially implemented" where the company has implemented part but not all of a multi-faceted proposal. See, for example, *Columbia/HCA Healthcare Corp.* (February 18, 1998) (permitting exclusion of proposal on grounds of "substantial implementation" after the company took steps to at least partially implement three of four actions requested by the proposal).

Shareholder Rights Plan Proposals

In recent years the Staff of the Commission has considered numerous shareholder proposals relating to shareholder rights plans. Most of these proposals, as here, have been submitted by Mr. Chevedden.

The operative language of Mr. Chevedden's shareholder rights plans proposals varies both substantially and substantively. Some proposals appear, as here, only to call for termination or shareholder approval of an existing rights plan. Others also relate to rights plans that may be adopted in the future with some calling for any future plan to be submitted to shareholders before it is adopted or as soon as practicable or within a fixed period (frequently four months) after it is adopted. The Staff's responses to Mr. Chevedden's various shareholder rights plans proposals and the actions necessary to substantially implement them have, of course, also varied with the specific language employed by the proposals.

The operative language of Mr. Chevedden's proposal to Sempra Energy is "to redeem any poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of the shares present and voting as a separate ballot item, to be held as soon as may be practicable." It does not, as do many of Mr. Chevedden's proposals specifically apply to the adoption of a shareholder rights plan in the future.[1] Consequently, Sempra Energy's termination of it rights plan alone constitutes substantial implementation of Mr. Chevedden's proposal. However, even if Mr. Chevedden's proposal could properly be read as applicable to Sempra Energy's future adoption of a rights plan, the policy adopted by our board requiring that any future rights plan be submitted to a vote of shareholders before the plan is adopted (subject to a fiduciary out limited to twelve months in duration) substantially implements Mr. Chevedden's proposal.

The Staff has consistently and repeatedly concluded that proposals calling for shareholder rights plans to be approved by shareholders "as soon as may be practicable" (or employing similar language) are substantially implemented, as here, by the termination (or absence) of any existing rights plan combined with a policy (subject to a fiduciary out) to submit any future rights plan to a shareholder vote before adopting the plan.[2] See, for example, *Morgan Stanley* (February 4, 2005) (fiduciary out of one year duration); *Fortune Brands, Inc.* (January 10, 2005) (fiduciary out of twelve months duration); *Lear Corporation* (January 10, 2005) (fiduciary out of unlimited duration); *Nicor, Inc.* (January 3, 2005) (fiduciary out of unlimited duration); *Genuine Parts Company* (January 3, 2005) (fiduciary out of unlimited duration); *Kimberly-Clark Corporation* (December 22, 2004) (fiduciary out of one year duration); *Southwest Airlines Co.* (March 31, 2004 reconsideration) (fiduciary out of one year duration); *Bristol-Myers Squibb Co.* (February 11, 2004) (fiduciary out of one year duration); *ConAgra Foods, Inc.* (July 1, 2004) (fiduciary out of unlimited duration); *The Boeing Company* (March 15, 2004 reconsideration) (fiduciary out of unlimited duration); *Mattel, Inc.* (March 24, 2004 reconsideration) (fiduciary out of unlimited duration); and, *3M Company* (February 17, 2004) (fiduciary out of unlimited duration).

[1] Compare, for example, *The Home Depot, Inc.* (March 7, 2005) (calling for any future rights plan to be "redeemed or put to a shareholder vote within 4-months after it is adopted"); *ConAgra Foods Inc.* (July 1, 2004), (calling for a shareholder vote for "the adoption, maintenance or extension of any" rights plan); *Weyerhaeuser Company* (March 8, 2004) (calling for a shareholder vote for "the adoption, maintenance or extension of any current or future" rights plan); and, *AutoNation, Inc.* (March 5, 2003) (calling for the company to "redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote").

[2] In some of his other recent proposals, unlike his proposal to Sempra Energy, Mr. Chevedden has specifically addressed the future adoption of a shareholder rights plan and called for shareholder approval within four months following the adoption of the plan. The Staff has repeatedly concluded that these proposals are also substantially implemented by a policy, as we have adopted, to submit any future rights plan to a shareholder vote before adopting the plan subject to a fiduciary out permitting a plan to be adopted no more than twelve months before its submission to shareholders. See, for example, *General Motors* (March 14, 2005); *The Boeing Corporation* (March 9, 2005, reconsideration); *Allegheny Energy* (March 9, 2005, reconsideration); *Home Depot Inc.* (March 7, 2005); *Electronic Data Systems Corporation* (March 2, 2005, reconsideration); and, *Raytheon Company* (January 26, 2005). Contra, *PG&E Corporation* (January 21, 2005) (decided prior to, and apparently overruled by, the other decisions cited).

The Staff's concurrences just this year in the exclusion of Mr. Chevedden's shareholder rights plan proposals in *Morgan Stanley* (February 14, 2005), *Lear Corporation* (January 10, 2005) and *Nicor, Inc.* (January 3, 2005) are particularly instructive and are discussed more fully below. Each considers a proposal submitted by Mr. Chevedden that is identical or virtually identical in operative language to the proposal that Mr. Chevedden has submitted to us. Each also considers a company response that includes a policy to submit the adoption of any future rights plan to a prior vote of shareholders that is substantively identical to that which we have adopted. Each also considers a fiduciary out to its shareholder submission policy that is substantively identical to or more expansive than that which we have adopted. And in each, the Staff concluded that the company's actions substantially implemented Mr. Chevedden's proposal.

The Morgan Stanley, Lear and Nicor Decisions

In *Morgan Stanley, Lear and Nicor* the Staff considered shareholder rights plan proposals submitted by Mr. Chevedden with operative wording that in every relevant respect is word-for-word identical to the proposal that Mr. Chevedden has submitted to Sempra Energy. Each proposal reads as follows:

> RESOLVED, The shareholders of our company request our Board of Directors to redeem any [active][3] poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable.

The operative wording of Mr. Chevedden's proposal to Lear is word-for-word identical to his proposal to Sempra Energy. And the sole difference in the operative wording of Mr. Chevedden's proposals to Morgan Stanley and Nicor from his proposal to Sempra Energy is the addition in Morgan Stanley and Nicor of the word "active."

In response to these proposals and as we have done, Morgan Stanley, Lear and Nicor each terminated its shareholder rights plan or allowed its rights plan to expire.

Also as we have done, Morgan Stanley, Lear and Nicor each adopted a policy with respect to the future adoption of a shareholder rights plan. Each policy provides, subject to a fiduciary out, that the adoption of any rights plan in the future would be submitted to a prior vote of shareholders.

[3] The word "active" (appearing here in brackets) appears only in the Morgan Stanley and Nicor proposals.

Also as we have done, Morgan Stanley, Lear and Nicor each included a "fiduciary out" in its policy to submit the adoption of a shareholder rights plan to a prior vote of shareholders. As we have done, the fiduciary out permits each company's board to adopt a rights plan without submitting its adoption to a prior vote of shareholders if the exercise of the board's fiduciary duties were to require that it do so. And, as in our case, the necessity for the fiduciary out under the company's governing law was supported by an opinion of outside counsel.

Also as we have done, Morgan Stanley (but neither Lear nor Nicor) limited the duration of its fiduciary out. As we have done, Morgan Stanley's fiduciary out provides that any shareholder rights plan that is adopted without prior submission to shareholders must be submitted to a shareholder vote within twelve months following its adoption.

Morgan Stanley's fiduciary out policy is in every substantive respect identical to the policy that Sempra Energy's Board of Directors has adopted. The Morgan Stanley policy reads:

> Morgan Stanley will submit the adoption of any stockholder rights plan to a stockholder vote before it acts to adopt a rights plan; provided, however, that the Board may act on its own to adopt a rights plan without first submitting such action to a stockholder vote if the Board in the exercise of its fiduciary duties determines that such submission would not be in the best interest of stockholders under the circumstances then existing.
>
> If a stockholder rights plan is adopted without first submitting such action to a stockholder vote, the stockholder rights plan will be submitted to a stockholder vote within 12 months following its adoption.

The Staff concurred in the exclusion of Mr. Chevedden's proposals to Morgan Stanley, Lear and Nicor. It concluded that the termination or expiration of their existing shareholder rights plans, combined with a policy requiring prior submission to shareholders to adopt a rights plan in the future but subject to a fiduciary out (limited by Morgan Stanley to twelve months duration and unlimited in duration by Lear and Nicor), substantially implemented Mr. Chevedden's proposal within the meaning of Rule 14a-8(i)(10).

Sempra Energy Substantial Implementation

Mr. Chevedden's shareholder proposal to Sempra Energy is in every substantive respect identical to the proposals considered by the Staff in *Morgan Stanley, Lear* and *Nicor*. And Sempra Energy has taken all of the actions that the Staff concluded were necessary to substantially implement Mr. Chevedden's proposals to Morgan Stanley, Lear and Nicor and to permit Sempra Energy to exclude Mr. Chevedden's proposal from its proxy materials:

- Sempra Energy has terminated its shareholders rights plan and the related rights have expired.

- Sempra Energy has adopted a policy (subject to a limited fiduciary out) requiring the prior submission to shareholders of any future shareholder rights plan.

- Sempra Energy's fiduciary out permitting it to adopt a shareholders rights plan before submitting the plan to shareholders is required by governing law and supported by an opinion of outside counsel.

- Sempra Energy's fiduciary out is more limited than in *Lear* and *Nicor* and identical to that in *Morgan Stanley* by providing that any shareholders rights plan adopted without prior submission to shareholders will be submitted to shareholders within twelve months of its adoption.

Sempra Energy has implemented Mr. Chevedden's proposal to the fullest extent consistent with the California General Corporation Law by which it is governed. And its implementation is entirely consistent with a long line of Staff no action letters concluding that actions it has taken substantially implement Mr. Chevedden's proposal and permit the exclusion of his proposal from our proxy materials pursuant to Rule 14a-8(i)(10).

* * * * * * * * * * * *

Sempra Energy is permitted to exclude and intends to exclude Mr. Chevedden's proposal from its proxy materials as permitted by Rule 14a-8(i)(10).

We ask the Staff of the Commission to advise us that the Staff will not recommend any action to the Commission in respect of our doing so. If the Staff disagrees with our conclusion that the proposal may properly be excluded, we would appreciate an opportunity to discuss the matter with the Staff prior to the issuance of a formal response to this letter.

In accordance with Rule 14a-8(j) this letter is being submitted no later than 80 calendar days before we will file our definitive proxy statement and form of proxy for our 2006 Annual Meeting of Shareholders with the Commission. We are also enclosing six copies of this letter and its enclosures and an additional copy of the letter and its enclosures is concurrently being sent to Mr. Chevedden.

We would very much appreciate receiving the Staff's response to our request by January 20, 2006. We will promptly forward your response on to Mr. Chevedden.

If you have any questions regarding this matter or if I can be of any help to you in any way, please telephone me at 619/696-4373.

Very truly yours,

Gary W. Kyle

cc: John Chevedden

enclosures

Appendix A

Original Shareholder Proposal

Ray T. Chevedden
5965 S. Citrus Ave.
Los Angeles, CA 90043

Mr. Stephen Baum
Chairman
Sempra Energy (SRE)
101 Ash Street
San Diego, CA 92101
PH: 619-696-2034
FX: 619-696-2374

Dear Mr. Baum,

This Rule 14a-8 proposal is respectfully submitted for the 2006 annual shareholder meeting to support the long-term performance of our company. The Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company.

Sincerely,

Ray T. Chevedden — 10-23-05

Ray T. Chevedden — Date
Ray T. Chevedden and Veronica G. Chevedden Residual Trust 051401
Shareholder

cc: Catherine Lee
Corporate Secretary
PH: 619-696-4644
FX: 619-696-4508
Gary Kyle
PH: 619-696-4373
FX: 619-696-4443

[October 24, 2005]

3 – Redeem or Vote Poison Pill

RESOLVED, Shareholders request our Board of Directors to redeem any poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable.

71% yes-vote

Shareholders gave an impressive supporting votes to this topic and other corporate governance topics – based on yes and no votes cast:

Year	Redeem or Vote Poison Pill (Yes-Percentage)
2004	66%
2005	71%

Year	Annual Election of Each Director
2001	52%
2003	56%
2004	63%
2005	66%

Year	Simple Majority Vote
2001	54%
2003	59%

Apparently our management's response to these repeated high levels of support was to move our 2005 annual meeting 6,000 miles to London. According to www.timesonlin.co.uk the London meeting was "to avoid awkward questions." Furthermore www.timesonlin.co.uk said, "Mr. Baum may have lifted its [Sempra's] profile here [in London] but not in a manner likely to attract investors to Sempra's management style." The London meeting also prompted more than 30 critical articles in major newspapers across the United States.

Although the meeting in London lowered our attendance – it raised our supporting votes for two of the above governance proposals.

Perhaps the person most responsible, after Mr. Baum, for allowing the London meeting is the Chairman of our Governance Committee, Dr. Ouchi. Dr. Ouchi is affiliated with the UCLA Anderson Graduate School of Management and should know better.

The London meeting was at the sumptuous Mandarin Oriental Hyde Park Hotel. And we paid for our directors' London hotel and travel expenses and then on to the Continent – boondoggle concern.

Progress Begins with a First Step

It is important to adopt the above RESOLVED statement since our 2005 governance standards were not impeccable. For instance in 2005 it was reported (and certain concerns are noted):

• The Corporate Library (TCL), an independent investment research firm in Portland, Maine rated our company:

"D" in CEO Compensation.
"F" in Shareholder Responsiveness.

- We had no Independent Chairman – Independent oversight concern.
- We were allowed to vote on individual directors only once in 3-years – Accountability concern.
- We had to marshal a 67% shareholder vote to make certain key governance changes – Entrenchment concern.
- Cumulative voting was not allowed.
- Our directors and managers were still protected by a poison pill with a 15% trigger.

Additionally:
- Our board had 3-insiders – Independence concern.
- Our directors still had a retirement plan – Independence concern.
- Our Chairman, Mr. Baum had $34 million in unexercised stock options from previous years.

According to the Investor Responsibility Research Center the 2005 version of this proposal won 71% of the yes and no votes and was submitted by R. Chevedden.

Stock Value

I believe that if a poison pill makes our company difficult to sell – that our stock has less value.

Redeem or Vote Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043 submitted this proposal.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;

- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting. Verification of stock ownership will be forwarded.

Appendix B

Revised Shareholder Proposal

Ray T. Chevedden
5965 S. Citrus Ave.
Los Angeles, CA 90043

NOV. 1, 2005
UPDATE

Mr. Stephen Baum
Chairman
Sempra Energy (SRE)
101 Ash Street
San Diego, CA 92101
PH: 619-696-2034
FX: 619-696-2374

Dear Mr. Baum,

This Rule 14a-8 proposal is respectfully submitted for the 2006 annual shareholder meeting to support the long-term performance of our company. The Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company.

Sincerely,

Ray T. Chevedden

Ray T. Chevedden — Date: 10-23-05
Ray T. Chevedden and Veronica G. Chevedden Residual Trust 051401
Shareholder

cc: Catherine Lee
Corporate Secretary
PH: 619-696-4644
FX: 619-696-4508
Gary Kyle
PH: 619-696-4373
FX: 619-696-4443

RECEIVED
NOV - 1 2005
CATHERINE ...
CORPORATE SECRETARY

[November 1, 2005]
3 – Redeem or Vote Poison Pill

RESOLVED, Shareholders request our Board of Directors to redeem any poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable.

71% yes-vote
Shareholders gave an impressive supporting votes to this topic and other corporate governance topics – based on yes and no votes cast:

Year	Redeem or Vote Poison Pill (Yes-Percentage)
2004	66%
2005	71% (Proponent: Ray T. Chevedden, Los Angeles)

Year	Annual Election of Each Director
2001	52%
2003	56%
2004	63%
2005	66% (Proponent: Chris Rossi, Boonville, Calif.)

Year	Simple Majority Vote
2001	54%
2003	59%

Did our management move our annual meeting 6,000 miles to London partly in response to these repeated high levels of support? According to www.timesonlin.co.uk the London meeting was "to avoid awkward questions." Furthermore www.timesonlin.co.uk said, "Mr. Baum may have lifted its [Sempra's] profile here [in London] but not in a manner likely to attract investors to Sempra's management style." The short 30-minute London meeting also prompted more than 30 critical articles in major newspapers across the United States.

Although the meeting in London drastically lowered our attendance – our supporting votes increased for two of the above shareholder proposals.

Perhaps the person most responsible, after Mr. Baum, for the London meeting was the Chairman of our Governance Committee, Dr. Ouchi. Dr. Ouchi was affiliated with the UCLA Anderson Graduate School of Management and should know better.

The London meeting was at the sumptuous Mandarin Oriental Hyde Park Hotel. And we paid for our directors' London hotel and travel expenses and then on to the Continent – boondoggle concern.

Progress Begins with a First Step
It is important to adopt the above RESOLVED statement since our 2005 governance standards were not impeccable. For instance in 2005 it was reported (and certain concerns are noted):

• The Corporate Library (TCL), an independent investment research firm in Portland, Maine rated our company:

"D" in CEO Compensation.
"F" in Shareholder Responsiveness.

• We had no Independent Chairman – Independent oversight concern.
• We were allowed to vote on individual directors only once in 3-years – Accountability concern.
• And our directors did not need a majority vote to be elected.
• We had to marshal a 67% shareholder vote to make certain key governance improvements – Entrenchment concern.
• Cumulative voting was not allowed.
• Our directors and managers were still protected by a poison pill with a 15% trigger.

Additionally:
• Our board had 3-insiders – Independence concern.
• Our directors still had a retirement plan – Independence concern.
• Our Chairman, Mr. Baum had $34 million in unexercised stock options from previous years.

Stock Value

I believe that if a poison pill makes our company difficult to sell – that our stock has less value.

Redeem or Vote Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043 submitted this proposal.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting. Verification of stock ownership will be forwarded.

Appendix C

Resolutions of the Sempra Energy Board of Directors

SEMPRA ENERGY

Resolutions Adopted
by the
Board of Directors

December 6, 2005

WHEREAS, management of Sempra Energy and the Corporate Governance Committee of the Board of Directors have recommended that Sempra Energy's shareholder rights plan be terminated and the preferred stock purchase rights issued thereunder expire on or before December 31, 2005.

NOW, THEREFORE, BE IT RESOLVED, that the officers of Sempra Energy be, and each of them hereby is, authorized and directed, in the name on behalf of Sempra Energy, to take any and all actions that may be necessary or appropriate to cause Sempra Energy's shareholder rights plan and the preferred stock purchase rights issued thereunder to terminate or expire on or before December 31, 2005.

RESOLVED FURTHER, that to reflect the policy of this Board of Directors policy regarding the future adoption of shareholder rights plans, the following policy statement is adopted:

> Sempra Energy will submit the adoption of any shareholder rights plan to a shareholder vote before adopting the plan unless the Board of Directors determines that, under then existing circumstances, it is in the best interests of Sempra Energy and its shareholders to adopt the plan without the delay that would be occasioned by submitting it to shareholders. Any plan so adopted without prior submission to shareholders will be submitted to shareholders within 12 months from the date it is adopted.

Appendix D

Opinion of Latham & Watkins LLP

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LATHAM&WATKINS LLP

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December 16, 2005

Board of Directors
Sempra Energy
101 Ash Street
San Diego, CA 92101-3017

Re: Shareholder Rights Plans--Duties of the Board of Directors to Respond to a Hostile Acquisition Proposal

Ladies and Gentlemen:

We have acted as special counsel to Sempra Energy, a California corporation ("***Sempra***" or the "***Company***") in connection with the Company's review of the shareholder proposal (the "***Proposal***") from John Chevedden (acting on behalf of the Ray T. Chevedden and Veronica G. Chevedden Residual Trust 051401) (the "***Proponent***") submitted to Sempra pursuant to Rule 14(a)-8 under the Securities Exchange Act of 1934, as amended, and Sempra's response thereto to the Securities and Exchange Commission. In connection therewith, Sempra has requested our opinion as to certain matters of California law relating to a policy (the "***Policy***") requiring the Board of Directors (the "***Board***") of the Company to submit the adoption of a shareholder rights plan (sometimes referred to as a "poison pill") to a shareholder vote before it acts to so adopt such shareholder rights plan. Specifically, Sempra has requested our opinion as to whether a board's requiring, in all circumstances, that the adoption of a shareholder rights plan be submitted to a vote of shareholders would be impermissible under California law.

As such counsel, we have examined such matters of fact and questions of law as we have considered appropriate for purposes of this letter. We have examined, among other things, the following:

(i) the Amended and Restated Articles of Incorporation of the Company (the "***Articles of Incorporation***");

(ii) the Amended and Restated Bylaws of the Company (the "***Bylaws***");

(iii) a letter, dated October 23, 2005, from the Proponent to the Company attaching his updated Proposal dated November 1, 2005; and

(vi) the resolutions adopted by the Board at its December 6, 2005 meeting detailing the Policy.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

I. Background.

On November 1, 2005, the Proponent submitted the Proposal relating to shareholder rights plans for consideration by the shareholders at the Company's 2006 Annual Meeting. The Proposal provides, in relevant part:

RESOLVED: Shareholders request our Board of Directors to redeem any poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as practicable.

On December 6, 2005, in response to the Proposal, the Board adopted resolutions directing that the Company's shareholder rights plan be terminated (which termination was effected on December 9, 2005) and adopting the Policy. The Board resolutions provide, in relevant part:

NOW, THEREFORE, BE IT RESOLVED, that the officers of Sempra Energy be, and each of them hereby is, authorized and directed, in the name and on behalf of Sempra Energy, to take any and all actions that may be necessary or appropriate to cause Sempra Energy's shareholder rights plan and the preferred stock purchase rights issued thereunder to terminate or expire on or before December 31, 2005.

RESOLVED FURTHER, that to reflect the policy of this Board of Directors regarding the future adoption of shareholder rights plans, the following policy statement is adopted:

"Sempra Energy will submit the adoption of any shareholder rights plan to a shareholder vote before adopting the plan unless the Board of Directors determines that, under then existing circumstances, it is in the best interests of Sempra Energy and its shareholders to adopt the plan without the delay that would be occasioned by submitting

it to shareholders. Any plan so adopted without prior submission to shareholders will be submitted to shareholders within 12 months from the date it is adopted."

The Policy provides that the Board shall submit the adoption of any shareholder rights plan to a shareholder vote before it acts to adopt the shareholder rights plan, subject to the Board's retaining the discretion to adopt a shareholder rights plan without first submitting the matter to a shareholder vote if it determines that "*it is in the best interests of Sempra Energy and its shareholders to adopt the plan without the delay that would be occasioned by submitting it to shareholders.*" This exception to the Policy is generally referred to as the "fiduciary out" provision. Nonetheless, the Policy also provides that "*any plan so adopted without prior submission to shareholders will be submitted to shareholders within 12 months from the date it is adopted.*"

The Company is proposing to omit the Proposal from its proxy materials for the 2006 Annual Meeting under Rule 14a-8(i)(10) promulgated under the Securities Exchange Act of 1934, as amended. Rule 14a-8(i)(10) provides that a corporation may exclude a shareholder proposal if the proposal has been substantially implemented by the corporation. We understand that the Company believes that it has substantially implemented the Proposal by termination of its shareholder rights plan and the adoption of the Policy.

II. Discussion and Analysis.

Although no California court has specifically addressed the duties of directors of California corporations in connection with the decision whether to adopt a shareholder rights plan in responding to hostile attempts to gain control of the corporation, in our view, a California court would look to California statutes and cases that define the role and responsibilities of directors generally to resolve this question. In such an inquiry, we also believe that a California court would be strongly influenced by decisions of Delaware courts, as to the duties of directors in a takeover context.

A. California Law.

California statutes and case law vest broad authority in the board of directors of a business corporation. Section 300(a) of the California Corporations Code (the "***CCC***") provides that, subject to certain matters required to be approved by a vote of the shareholders, "the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by and under the direction of the board." Thus, a corporation acts through its board of directors and officers, not its stockholders. See *Smith v. California Thorn Cordage*, 129 Cal. App. 93, 98, 18 P.2d 393 (1933). Moreover, while in certain circumstances the board may delegate its authority to act, it generally may not delegate its function to govern. Section 300(a) of the CCC further provides, "The board may delegate the management of the day-to-day operation of the business of the corporation to a management company or other person *provided that the business and affairs of the corporation shall be managed and all corporate powers shall be exercised under the ultimate direction of the board* (emphasis added). This statute is consistent with prior California case law holding that a board may not delegate its responsibility to manage and control the affairs of the corporation. For example, one California court has stated, "California has recognized the rule that the board cannot delegate its function to govern. As long as the corporation exists, its affairs must be managed by the duly elected board. The board may grant authority to act, but it cannot delegate its function to govern." See *Kennerson v. Burbank Amusement Co.*, 120 Cal. App.2d 157, 173, 260 P.2d 823, 832 (1953).

In addition, under California law, decisions with respect to organic changes affecting the corporation (such as a statutory merger, reorganization or the sale of substantially all the assets of the corporation) must be approved by the board of directors in addition to being submitted to a vote of the shareholders. *See* Section 1101, *et seq.* (statutory merger), Section 1200, *et seq.* (statutory reorganization or share exchange tender offer) and Sections 1000 and 1001(a), *et seq.* (sale of assets) of the CCC. Such decisions cannot be made directly by the shareholders.

In exercising their broad statutorily-granted authority, directors of a California corporation must comply with their fiduciary duties as directors. It is well-established that the directors of a California corporation owe fiduciary duties to the corporation and its shareholders. *See, e.g., Remillard Brick Co. v. Remillard-Dandini Co. et al.*, 109 Cal. App.2d 405, 419, 241 P. 2d 66, 74 (1952) ("[D]irectors, while not strictly trustees, are fiduciaries, and bear a fiduciary relationship to the corporation, and to all the stockholders."); *Burt v. The Irvine Co.*, 237 Cal. App.2d 828, 850, 47 Cal.Rptr. 392 (1965) (same); *Tenzer v. Superscope, Inc.*, 39 Cal.3d 18, 31, 216 Cal.Rptr. 130, 137 (1985) (same).

The portions of the CCC referred to above support our view that, first and foremost, it is the role of the board of directors to respond, on behalf of the corporation and its shareholders, to a hostile acquisition proposal or other threat to corporate policy and effectiveness, and that such role may not be delegated to the shareholders or other third parties. It is also our view that, in a change of control transaction, the board of directors must fulfill this role in the course of discharging its fiduciary duties to the corporation and its shareholders. The leading treatise on California corporate law, *Marsh's California Corporation Law, Fourth Edition*, states, "An attempt by an outsider to take over control of a corporation, either through a proxy fight or by means of a tender offer to purchase a majority or all of the outstanding shares, obviously implicates the legal question regarding the fiduciary duty of the management of the corporation and its existing board of directors to the shareholders." 1 Harold Marsh, Jr. et al., *Marsh's California Corporation Law* § 11.16, at 11-127 (4th ed. Supp. 2005-2).

Although no California court has specifically addressed the duties of directors of California corporations in connection with the decision whether to adopt a shareholder rights plan, in our view, the adoption of a rights plan is a powerful and effective defensive technique which should be considered by a board of directors in responding to hostile attempts to gain control of the corporation. Our view is consistent with the views expressed in *Marsh,* which states, "Probably the most effective and undoubtedly the most popular of the defensive techniques that have been employed to frustrate unwanted takeover attempts is what has come to be known as the 'poisoned pill.'" *Id.* § 11.16[C], at 11-138.

As stated above, under California law, the central role of the board of directors in a change in control transaction is embodied in the general tenets of California corporate law as to the board's dominion and control over the business and affairs of the corporation, and the authority vested in the directors under statutory provisions addressing change in control transactions. The board of directors has a fiduciary duty to the corporation and its shareholders to fulfill that central role. Consequently, if a board were, in all circumstances, to require shareholder approval to adopt a shareholder rights plan, it would effectively remove the board's discretion to employ a highly effective defensive technique in response to hostile attempts to gain control of a corporation and significantly limit the ability of the board (and the ability of the board of the corporation in the future) to fulfill its fiduciary duties to the corporation and its shareholders.

B. Delaware Law.

We believe that a California court would be strongly influenced by decisions of Delaware courts in any inquiry as to the duty of directors in a takeover context. Delaware has, by far, the largest and most comprehensive body of law regarding the duties of directors in the takeover context. The commentators in *Marsh* agree on the importance of the leading Delaware court takeover decisions, stating, ". . . undoubtedly the California courts will give considerable weight to those decisions if and when the same issues arise regarding a California corporation." *Id.*, § 11.16, at 11-127. In fact, in the absence of applicable precedent from California courts, California courts and federal courts seated in California often rely on Delaware court decisions concerning corporate law principles and the fiduciary duties of directors to make decisions interpreting California law. *See, e.g., Merner v. Merner*, 129 Fed.Appx. 342, 343 (2005) (adopting the approach of the Delaware courts declining to create special rules applicable to minority shareholders of closely held corporations); *In re Quintus Securities Litigation*, 148 F. Supp.2d 967, 971 (2001) (citing *Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc.*, 506 A.2d 173, 181 (Del. 1986) as a groundbreaking decision concerning the duty of corporate directors to hold competitive auctions in some situations); *Kirschner Brothers Oil, Inc., et al. v. Natomas Company, et al.*, 185 Cal. App.3d 784, 795, 229 Cal.Rptr. 899, 906 (1986) (citing *Rothschild Intern. Corp. v. Liggett Group*, 474 A.2d 133, 136 (Del.Supr. 1984) for the principle that the relationship between a corporation and the holders of its preferred stock is contractual); *Kirschner Brothers Oil, Inc.* at 797 (citing *Revlon* as a recent case in support of the court's conclusion that directors did not have a fiduciary duty to negotiate a transaction so that preferred shareholders would receive more than their entitlement under the certificate of determination); *Jones v. H.F. Ahmanson & Co.*, 76 Cal.Rptr. 293, 301 (1969) (citing *Guth v. Loft, Inc.*, 5 A.2d 503 (1939) concerning the fiduciary duty of directors to present advantageous business opportunities to the corporation).

California law is consistent with Delaware case law regarding the duties of directors generally. For example, compare Section 309(a) of the CCC (directors must act "with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under similar circumstances.") with *Graham v. Allis-Chalmers Manufacturing Company,* 188 A.2d 125, 130 (Del. 1963) ("[D]irectors of a corporation in managing the corporate affairs are bound to use that amount of care which ordinarily careful and prudent men would use in similar circumstances.").

As a result of the foregoing, particularly as regards the specific issue of the propriety of ceding authority concerning a shareholder rights plan to shareholders, we believe that a

California court would be significantly influenced by the reasoning in the relevant Delaware cases discussed below.

Section 141(a) of the Delaware General Corporation Law ("***DGCL***") uses language similar to that of Section 300(a) of the CCC in describing the role of directors: "The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." A succession of Delaware courts has interpreted this language in the context of corporate acquisitions and hostile takeover attempts. In *Unocal Corp. v. Mesa Petroleum Co.*, 493 A.2d 946 (Del. 1985), the Delaware Supreme Court found that DGCL Section 141(a) imposed certain duties and responsibilities upon a corporation's board of directors' in responding to the perceived threat to the corporation and its shareholders posed by a takeover bid. *See id.* at 953. The Court noted that, when faced with a takeover bid, a board of directors has a "fundamental duty and obligation to protect the corporate enterprise, which includes shareholders, from harm reasonably perceived, irrespective of its source." *Id at 954.* The Court compared the role of the board of directors in this context to the board's role in "traditional areas of fundamental corporate change," such as amending the articles of incorporation or approving a merger, sale of substantially all the assets of the corporation or dissolution. *Id.* Relevant Delaware statutes, like the comparable statutes in California, provide that the board must first take action to approve such a fundamental change, and cannot abdicate its responsibilities by referring the decision to the shareholders. In a contemporaneous decision, *Smith v. Van Gorkom*, 488 A.2d 858 (Del. 1985), the Delaware Supreme Court criticized a target corporation's board for abdicating its responsibility to thoroughly assess a merger proposal. The Court stated that the board could not "take a neutral position and delegate to the stockholders the unadvised decision as to whether to accept or reject [a] merger." *Id.* at 887-888. Shortly after the *Unocal* decision, the Delaware Supreme Court reiterated the board of directors' duties in responding to takeovers by stating that the board of directors has "both the duty and responsibility to oppose ... threats" presented by takeover bids. *Ivanhoe Partners v. Newmont Mining Corp.*, 535 A.2d 1334, 1345 (Del. 1987).

Since the *Unocal, Van Gorkom* and *Ivanhoe* decisions, Delaware courts have consistently held that neither the affirmative duty to manage the business and affairs of a corporation imposed by DGCL Section 141(a) nor the duties of directors to act in the best interests of the corporation and its shareholders may be delegated to others or substantially restricted, unless a delegation or restriction, if permissible at all, is accomplished pursuant to the corporation's certificate of incorporation. *See, e.g., Grimes v. Donald*, 673 A.2d 1207, 1214 (Del. 1996) (holding that directors may not delegate duties that "lie at the heart of the management of the corporation"); *Paramount Communications Inc. v. QVC Network Inc.*, 637 A.2d 34, 55 (Del. 1993) (holding that a contract that "purports to require a board to act or not act in such a fashion as to limit the exercise of fiduciary duties...is invalid and unenforceable"); *Carmody v. Toll Bros., Inc.*, 723 A.2d 1180, 1191 (Del. Ch. 1998) (finding that a "dead hand" provision of a rights plan impermissibly interfered with a current board's authority under Section 141(a) "to protect fully the corporation's (and its shareholders') interests in a [corporate sale] transaction ...") (footnote omitted); Martin Lipton, "Pills, Polls, and Professors Redux," 69 *U. Chi. L. Rev.*, 1037, 1061 (2002) ("It is inconsistent with existing Delaware law for a board ... to delegate to shareholders in a referendum the fiduciary decision of whether to leave [a] pill ... in place.").

The principle that directors' duties are continuing and may not be delegated or substantially restricted was reaffirmed strongly in *Omnicare v. NCS Healthcare, Inc.*, 818 A.2d 914 (Del. 2003). There, the NCS board had entered into a merger agreement without a fiduciary out provision that would have allowed the board to exercise its fiduciary obligations should the transaction become harmful to the company or its shareholders. When a rival bidder made a superior offer, the board was contractually prohibited from negotiating with that higher bidder. The Delaware Supreme Court held that "the NCS board was required to negotiate a fiduciary out clause to protect the NCS shareholders if the...transaction became an inferior offer" and that by not doing so, "the NCS board disabled itself from exercising its own fiduciary obligations at a time when the board's own judgment is most important...." *Id.* at 938. The Court emphasized that "[t]he fiduciary duties of a director are unremitting and must be effectively discharged in the specific context of the actions that are required with regard to the corporation or its stockholders as circumstances change." *Id.*

Delaware courts have not only held that boards of directors may adopt shareholder rights plans, but have acknowledged that rights plans are among the most effective tools available to a board in responding to a hostile takeover bid. *See Moran v. Household Int'l, Inc.*, 500 A.2d 1346, 1354 (Del. 1985) (noting that boards are held to the same fiduciary standard when redeeming a rights plan as when approving a rights plan); *see also In re Pure Resources, Inc., Shareholders Litigation*, 808 A.2d 421, 431 (Del. Ch. 2002) (noting that a shareholder rights plan is the "*de rigeur* tool of a board responding to a third-party tender offer" and that it is quite effective at giving a target board under pressure room to breathe); *In re Gaylord Container Corp. Shareholders Litigation*, 753 A.2d 462, 481 (Del. Ch. 2000) ("The pill gives the target board leverage to negotiate with a would-be acquirer so as to improve the offer as well as the breathing room to explore alternatives to and examine the merits of an unsolicited bid."). In the circumstances of a hostile takeover bid, a requirement that shareholders approve the adoption of a shareholder rights plan will either delay the ability of the board to respond to the threat or completely eliminate the ability of the board to adopt a rights plan to respond to the threat. However, when a corporation faces a hostile takeover bid, the directors' ability to negotiate vigorously, to react promptly and to avail itself of appropriate defensive measures to respond to the threat could be essential to discharging their fiduciary duties.

In fact, the principle that the board's responsibilities in the takeover context may not be delegated or restricted, expressed in cases from *Unocal* to *Omnicare*, has been expressly extended to the board's ability to disable a rights plan in connection with an acquisition or a takeover bid. In *Quickturn Design Systems, Inc. v. Shapiro*, 721 A.2d 1281 (Del. 1998), the Delaware Supreme Court held that a provision in a rights plan disabling a board of directors not nominated by incumbents from redeeming the rights for six months following its election violated DGCL Section 141(a), because it "restrict[ed] the board's power in an area of fundamental importance to shareholders—negotiating a possible sale of the corporation." *Id.* at 1291-92. Delaware courts have made it clear that, in deciding whether to adopt or to terminate a rights plan, a board of directors is subject to the same fundamental duties of care and loyalty that apply in connection with any other decision involving a takeover bid. *See Moran* at 1354. In fact, the standard feature of most rights plans permitting the board to redeem the rights was central to Delaware decisions validating such plans. *See Revlon, Inc. v. MacAndrews & Forbes*

Holdings, Inc., 506 A.2d 173, 181 (Del. 1986) (holding that a redemption feature gives the board the "flexibility to address any proposal deemed to be in the stockholders' best interests").

Directors who improperly delegate, or limit their freedom with respect to, a matter of management policy under Section 141(a) of the DGCL breach their fiduciary duty of care. *See e.g.*, Edward P. Welch & Andrew J. Turezyn, *Folk on the Delaware General Corporation Law: Fundamentals,* Section 141.1.3, at 79 (2005 Edition) ("A director who abdicates his managerial duties [under Section 141(a)] breaches his fiduciary duty of care."); 1 R. Franklin Balotti & Jesse A. Finkelstein, *The Delaware Law of Corporations and Business Organizations*, Section 4.17, at 4-35 (2005 Supp) ("[I]t has been observed that a director breaches his fiduciary duty of due care if he abdicates his managerial duties.").

The Delaware Supreme Court has stated, "To the extent that a contract, or a provision thereof, purports to require a board to act or not act in such a fashion as to limit the exercise of fiduciary duties, it is invalid and unenforceable." *See Omnicare*, 818 A.2d at 936; *accord Restatement (Second) of Contracts,* Section 193 (1981) ("A promise by a fiduciary to violate his fiduciary duty or a promise that tends to induce such a violation is unenforceable on grounds of public policy"). A commitment by a board that could delay or eliminate its ability to adopt a shareholder rights plan without excepting from such commitment the ability to act in a manner required by its fiduciary duties would significantly limit the ability of the board (and the ability of the board of the corporation in the future) to fulfill its fiduciary duties to the corporation and its shareholders.

We are aware that a court in Oklahoma has reached a different conclusion regarding the shareholders' adoption of a bylaw limiting the board's authority to adopt a rights plan. In *International Brotherhood of Teamsters General Fund v. Fleming Co., Inc.*, 975 P.2d 907 (Okla. 1999), the Oklahoma Supreme Court held that there was no exclusive authority vested in the board of directors to create and implement a shareholder rights plan and that shareholders could propose bylaws which would require the board of directors to seek shareholder approval prior to the adoption of a shareholder rights plan. We note that the shareholders in *Fleming* were seeking a bylaw amendment whereas the Proposal seeks the adoption of a Board policy. Nonetheless, based on the California and Delaware authorities discussed above, we do not believe that a California court would reach the same conclusion as the *Fleming* Court with respect to the role of the board in adopting a shareholder rights plan.

III. Opinion

We believe that the board of directors of a California corporation has the primary authority and responsibility to act to protect the interests of the corporation and its shareholders in a takeover context, and that the adoption of a shareholder rights plan is a powerful and effective defensive technique that should be considered by a board of directors facing a hostile takeover bid in the course of fulfilling its fiduciary duties under California law. We also believe that a California court would likely view a board's requirement, in all circumstances, to submit the adoption of a shareholder rights plan to a vote of shareholders as ceding the board's authority to the shareholders, precisely at a time when the board's judgment and ability to react promptly and effectively is most crucial. Consequently, although there is no California authority directly on point, in our view, a board of directors' requiring, in all circumstances, that the adoption of a shareholder rights plan be submitted to a vote of shareholders would likely be found impermissible under California law.

We are members of the Bar of the State of California and do not purport to be experts in or to express any opinion concerning the laws of any jurisdictions other than the laws of the State of California, the DGCL, and the federal laws of the United States of America. In rendering the opinion set forth above, we express no opinion as to the laws of any jurisdictions other than the laws of the State of California, the DGCL and the federal laws of the United States of America, or in the case of Delaware, any other laws, or as to any matters of municipal law or the laws of any local agencies within any state. With respect to any opinion on matters governed by the DGCL, you are aware that we are not admitted to the Bar of the State of Delaware and that such opinions are based on our familiarity with the DGCL as a result of our prior involvement in various business combinations and takeovers.

We understand that you may furnish a copy of this letter to the Securities and Exchange Commission in connection with the matters addressed herein and we consent to your doing so. Except as stated in this paragraph, this letter is furnished only to you and is solely for your benefit in connection with the matters referenced in the first paragraph. Except as stated in this paragraph, this letter may not be relied upon by you for any other purpose, or furnished to, assigned to, quoted to, or relied upon by any other person, firm or other entity for any purpose, without our prior written consent, which may be granted or withheld in our discretion.

Very truly yours,

Latham & Watkins LLP

Appendix E

Proposal Withdrawal Request

Sempra Energy®

Gary W. Kyle
Chief Corporate Counsel

101 Ash Street, HQ12A
San Diego, CA 92101-3017

Tel: 619.696.4373
Fax: 619.696.4443
gkyle@sempra.com

December 6, 2005

John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Shareholder Proposals -- Board Declassification --
Shareholder Rights Plan

Dear Mr. Chevedden:

Today our Board of Directors took all necessary actions to implement the two shareholder proposals that you submitted for inclusion in the proxy materials for our 2006 Annual Meeting of Shareholders. In view of these actions, we ask that you withdraw the proposals.

Annual Election of Directors

With respect to your proposal for annual elections of directors, our Board of Directors Board of Directors approved an amendment to Sempra Energy's Articles of Incorporation which, if approved by the requisite vote of shareholders, would declassify the board.

The amendment provides that each director elected after the effective date of the amendment, including a director elected to fill a vacancy, would hold office until the next annual meeting of shareholders and his or her successor has been elected and qualified. Directors elected prior to the effective date of the amendment, including those elected at the 2006 Annual Meeting, would continue to hold office until the expiration of the staggered three year terms for which they were previously elected.

Shareholder approval of the amendment requires the favorable vote of the holders of two-thirds of the outstanding shares. The amendment will be submitted for shareholder approval at Sempra Energy's 2006 Annual Meeting of Shareholders together with the Board of Directors' recommendation that shareholders vote to approve the amendment.

A copy of the board's resolution with respect to board declassification is enclosed.

In considering our request that you withdraw your board declassification proposal, please keep in mind that, under the California General Corporation Law by which Sempra Energy is governed, the repeal of our classified board (which is a provision of our Articles of Incorporation) can be effected only by an amendment of our articles and requires both approval by the board and by shareholders, and a reduction in the number of board classes cannot shorten the term of incumbent directors. Also please keep in mind that the Staff of the Securities and Exchange Commission has consistently concluded that the actions our board has taken, fully implement the proposal that you have submitted. See, for example, the Staff's no action letter in *Northrop Grumman Corporation (March 22, 2005)* which also involved phased-in declassification.

Shareholder Rights Plan

With respect to your proposal regarding our shareholder rights plan, the Directors adopted a resolution to terminate Sempra Energy's Shareholder Rights Plan and the preferred stock purchase rights issued thereunder. In accordance with the board's resolution, the plan has been amended to provide that the plan will terminate and the rights will expire at the close of business on December 9, 2005.

The board also adopted a policy with respect to the future adoption of rights plans. That policy is as follows:

> Sempra Energy will submit the adoption of any shareholder rights plan to a shareholder vote before adopting the plan unless the Board of Directors determines that, under then existing circumstances, it is in the best interests of Sempra Energy and its shareholders to adopt the plan without the delay that would be occasioned by submitting it to shareholders. Any plan so adopted without prior submission to shareholders will be submitted to shareholders within 12 months from the date it is adopted.

A copy of the board's resolutions with respect to our shareholder rights plan is enclosed.

In considering our request that you withdraw your shareholder rights plan proposal, please keep in mind that the Staff of the Securities and Exchange Commission has consistently concluded that the actions our board has taken, fully implement the proposal that you have submitted. See, for example, the Staff's no action letters in

Morgan Stanley (February 14, 2005), *Genuine Parts Company* (January 3, 2005) *and Nicor, Inc.* (January 3, 2005).

* * * * * * * * *

Please advise us that you withdraw your two shareholders proposals. Doing so will save our shareholders from the expense of obtaining no action letters from the Staff of the Securities and Exchange Commission permitting the exclusion of the proposals from our proxy materials.

Very truly yours

Gary W. Kyle

cc: Chris Rossi

enclosures

From: J [olmsted7p@earthlink.net]
Sent: Tuesday, December 20, 2005 2:03 AM
To: CFLETTERS
Cc: Kyle, Gary
Subject: Re Sempra Energy (SRE) No-Action Request Ray T. Chevedden

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 19, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Sempra Energy (SRE)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Poison Pill
Shareholder: Ray T. Chevedden

Ladies and Gentlemen:

This is an initial response to the Sempra Energy no action request.

The "Resolved" text of the November 1, 2005 proposal states:
[November 1, 2005]
"3 Redeem or Vote Poison Pill

"RESOLVED, Shareholders request our Board of Directors to redeem any poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable."

Thus the proposal has no substitution provision to replace a vote with a 12-month black-out period allowing no vote whatsoever. I do not believe that the outside opinion adequately explains a purported absolute necessity for a board to have ironclad protection from a simple shareholder vote.

The Corporate Library (TCL) http://www.thecorporatelibrary.com/, an independent investment research firm, has repeatedly stated that companies with policies for their board to override a shareholder vote on a poison pill have not implemented this type of proposal.

For instance The Corporate Library said, in regard to a 2003 JPMorgan Chase & Co. (JPM) rule 14a-8 poison pill proposal which won 68% support:
"The proposal asked the company to require shareholder approval of all poison pills. The company adopted a policy requiring such shareholder approval, but the policy also states that the board can override the policy and adopt a pill without shareholder approval if it believes, in the exercise of its fiduciary obligations, that doing so is in the best interests of the company's shareholders. In our opinion, this provision undermines the shareholder approval requirement, and we do not believe that the policy constitutes full implementation of the proposal."
Source:
http://www.boardanalyst.com/companies/shp/proposal.detail.aspx?ResolutionID=1555

The company does not claim that The Corporate Library conclusion, that JPMorgan had not implemented a poison pill policy commensurate with the rule 14a-8 proposal, was brought to the attention of the staff before the staff made its determination in any similar no action request.

It is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity for additional material in support of the inclusion of this shareholder proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Ray T. Chevedden
Kyle, Gary <GKyle@sempra.com>

CFLETTERS

From: J [olmsted7p@earthlink.net]
Sent: Wednesday, January 18, 2006 6:08 PM
To: CFLETTERS
Cc: Kyle, Gary
Subject: #2 Re Sempra Energy (SRE) No-Action Request Ray T. Chevedden

#2 Re Sempra Energy (SRE) No-Action Request Ray T. Chevedden

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 18, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Sempra Energy (SRE)
#2 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Poison Pill
Shareholder: Ray T. Chevedden

Ladies and Gentlemen:

This adds to the initial December 19, 2005 response to the Sempra Energy no action request.

The "Resolved" text of the November 1, 2005 proposal states:
[November 1, 2005]
"3 Redeem or Vote Poison Pill

"RESOLVED, Shareholders request our Board of Directors to redeem any poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable."

Thus the proposal has no substitution provision to replace a vote with a 12-month black-out period allowing no vote whatsoever. I do not believe that the outside opinion adequately explains a purported absolute necessity for a board to have ironclad protection from a simple shareholder vote.

The vague text of the company "Policy" makes it unworkable and unenforceable as anything other than a blank-check. The company does not define and/or give examples of the vague text in its "policy" that would trigger a poison pill without a shareholder vote.

This is the company policy for comparison to the next paragraph which has certain phrases extracted to show their ambiguity:
"Sempra Energy will submit the adoption of any shareholder rights plan to a shareholder vote before adopting the plan unless the Board of Directors determine that, under then existing circumstances, it is in the best interests of Sempra Energy and its shareholders to adopt the plan without the delay that would be occasioned by submitting it to shareholders. Any plan so adopted without prior submission to shareholders will be submitted shareholders within 12 months from the date its is adopted."

These are the vague and ambiguous phrases with comments in brackets:
Sempra Energy will submit the adoption of any shareholder right plan to a shareholder vote [Which shareholders? those who attend the board meetings?] ... unless the Board of directors determine [Does this mean the Board can so determine by a 5-to-4 vote in which the CEO aligns himself with an inside director and a director with a non-director link to the company to cast the deciding votes?] Any plan so adopted without prior submission to shareholders will be submitted shareholders [Submitted to which shareholders? those who attend board meetings?] ... within 12 months from the date its is adopted.
[Even if a costly special meeting must be called when it would be more convenient and efficient to combine the vote with a regular shareholder meeting?]

Also the company policy fails to address "as a separate ballot item" in the rule 14a-8 proposal text:
"a shareholder vote as a separate ballot item, to be held as soon as may be practicable." Hence the vote on the pill could arguably be bundled with a vote on another ballot item which could be much more attractive to shareholders. In other words a carrot and stick approach to obtain a favorable shareholder vote on a pill that a majority of shareholders might oppose as a stand-alone issue.

The poison pill topic possibly poses the highest potential conflict of interest (of any shareholder proposal topic) in discriminating between "exercise of its fiduciary duties" and the directors own personal interest in continued longevity at Sempra Energy and a corresponding steady-stream of attractive pay, prestige and prerequisites.

The Corporate Library (TCL) http://www.thecorporatelibrary.com/, an independent investment research firm, has repeatedly stated that companies with policies for their board to override a shareholder vote on a poison pill have not implemented this type of proposal.

For instance The Corporate Library said, in regard to the 2004 Home Depot rule 14a-8 poison pill proposal which won 67% shareholder support:
"The [2004 poison pill] proposal asked the Company not to adopt a poison pill without seeking shareholder approval, but did not specify a mechanism for implementing the proposal at a company, like this one, that currently has no pill in place. Such mechanisms could include the adoption of a formal governance policy requiring shareholder approval for a pill to be adopted, or the adoption of a bylaw containing a similar restriction. The Company has not responded to the proposal by implementing any limitation of this kind."
Source:
http://www.boardanalyst.com/companies/shp/proposal.detail.aspx?ResolutionID=2461

The company does not claim The Corporate Library's conclusion that Home Depot, or any other similarly situated company, had not implemented a poison pill policy commensurate with the rule 14a-8 proposal, was brought to the attention of the Staff before the Staff made its determination in any prior no action request.

Potentially related to this rule 14a-8 proposal is that the Staff rejected Hewlett-Packard[1]s argument in Hewlett-Packard Company (January 5, 2006) that its majority voting policy "substantially implemented" a shareholder proposal seeking to establish a majority vote standard for the election of directors. The proposal was submitted by the United Brotherhood of Carpenters Pension Fund, who requested that the company's board of directors "initiate the appropriate process" to amend Hewlett-Packard[1]s governance documents to provide that director nominees be elected by the affirmative vote of the majority of votes cast.

Under Hewlett-Packard[1]s majority voting policy, a director who received a greater number of votes withheld from his or her election than votes "for" such election was required to tender his or her resignation to Hewlett-Packard[1]s Nominating and Corporate Governance Committee. The Staff rejected the Hewlett-Packard argument that this policy compared favorably with the proposal.

One interpretation of the HP no-action letter is that any company would henceforth have to adopt a bylaw amendment or obtain shareholder approval of a charter amendment in order to substantially implement a majority vote shareholder proposal under Rule 14a-8(i)(10). A policy statement would not be sufficient.

[STAFF REPLY LETTER]

January 5, 2006

Response of the Office of Chief Counsel Division of Corporation Finance

Re: Hewlett-Packard Company Incoming letter dated November 4, 2005

The proposal requests that the board initiate the appropriate process to amend HP's governance documents to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast.

We are unable to concur in your view that HP may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that HP may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

/s/

Ted Yu

Special Counsel

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Ray T. Chevedden
Kyle, Gary <GKyle@sempra.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 25, 2006

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Sempra Energy
Incoming letter dated December 16, 2005

The proposal requests the board of directors to redeem any poison pill unless it is approved by Sempra shareholders.

There appears to be some basis for your view that Sempra may exclude the proposal under rule 14a-8(i)(10). In this regard, we note that Sempra terminated its shareholder rights plan as of December 9, 2005. Accordingly, we will not recommend enforcement action to the Commission if Sempra omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Greg Belliston

Gregory Belliston
Attorney-Advisor